

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 17, 2006

Via U.S. Mail and Fax (801-553-6707)
Mr. Roger D. Dudley
Executive Vice President and Chief Financial Officer
Fonix Corporation
9350 South 150 East, Suite 700
Sandy, Utah 84070

> RE: **Fonix Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Filed March 21, 2006**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2006**
>   **File No. 0-23862**

Dear Mr. Dudley:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                            Sincerely,

                                            Larry Spirgel
                                            Assistant Director